February 12, 2026

Christopher D. Maher
Chief Executive Officer
OceanFirst Financial Corp.
110 West Front Street
Red Bank, NJ 07701

       Re: OceanFirst Financial Corp.
           Registration Statement on Form S-4
           Filed February 6, 2026
           File No. 333-293282
Dear Christopher D. Maher:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Sven Mickisch, Esq.